EXHIBIT 10.44

Services Agreement

THIS AGREEMENT (the “Agreement”) is made and entered into on December 24, 2020, effective as of the Effective Date (as defined below), by and between INX Limited, a company registered under the laws of the Gibraltar with its principal place of business at 6 Bayside Road, GX11 1AA Gibraltar (the “Company”) and Mr. Itai Avneri with his address at Zavitan 15th st Tel Mond Israel (the “Service Provider”). The Company and Service Provider shall be sometimes hereinafter collectively referred to collectively as the “Parties”, and each as a “Party”.

1.	Appointment

1.1.	Service Provider shall assist the Company to manage its operation and shall perform certain tasks assigned to him by the CEO and President of the Company (the “Management”) as instructed in writing from time to time by the Management in accordance with Exhibit A attached hereto (the “Services”) commencing as of the Effective Date.

1.2.	Service Provider shall devote adequate resources and operations for the full and timely provision of the Services in accordance with the terms hereof.

1.3.	Service Provider represents and warrants that he has sufficient experience, knowledge and ability to render the Services and perform his obligations in accordance herewith. Service Provider further represents and warrants that he will not make use of (i) any confidential or proprietary information belonging to any third party, or (ii) any information which Service Provider is restricted from disclosing or using due to contractual undertakings (such as non disclosure agreements) or by law, in the provision of the Services hereunder.

1.4.	Each party represents and warrants that the execution and delivery of this Agreement and the fulfillment of the terms hereof will not constitute a default under or breach of any agreement and/or undertaking and/or other instrument to which he is a party, including without limitation, any confidentiality or non competition agreement, and do not require the consent of any person or entity which has not been obtained by Service Provider.

1.5.	Service Provider represents and warrants that he shall comply with all applicable laws, regulations and the terms hereof in the performance of his duties and obligations hereunder. Service Provider further represents that there is no legal, commercial, contractual or other restriction, which precludes or might preclude him from fully performing the obligations pursuant to this Agreement.

1.6.	Service Provider acknowledges that the Services may require extensive international travel (including without limitation, to the United States) as Service Provider shall be instructed in writing by the Company.

1.7.	The Service Provider shall be covered by the Directors and Officers Insurance policy of the Company. The Company undertakes to approach the Company’s insurer for the purpose of including the Service Provider under the Directors and Officers Insurance policy of the Company in the same manner and scope as all other executive of the Company.

2.	Compensation

2.1.	In consideration for the Services, Service Provider shall be entitled to the monthly consideration set forth in Exhibit A (the “Fee”).

2.2.	The Fee shall be paid within 10 days following the receipt by the Company, at the beginning of each calendar month, of a duly issued invoice from Service Provider in relation to the preceding month.

2.3.	The Company will reimburse Service Provider for reasonable expenses paid by Service Provider in direct connection with his Services, provided that the Company’s prior approval for such expense has been obtained. Reimbursement as aforementioned shall be paid within 10 days of receipt by the Company of an invoice and expense report (including receipts) from Service Provider. The Service Provider shall be eligible to fly business class in case of flights with a duration of more than 4 hours.

2.4.	Service Provider shall not be entitled to receive any other compensation or payment from the Company other than as expressly stated in this Section 2.

2.5.	Notwithstanding anything to the contrary (other than VAT as set forth below) Service Provider shall be solely responsible for any tax and other payments required by law in connection with this Agreement and the payment or remittance of any portion of the Fee hereunder, provided, however, that the Company may withhold any amounts as required by applicable law from any payments or other forms of compensation hereunder or in connection with this Agreement and if a valid withholding certificate is obtained by Service Provider from the competent tax authority, the Company will make payments and withhold amounts only in accordance with such withholding certificate. The invoices issued by Service Provider shall provide that the payments in connection with this Agreement are not subject to VAT payment as shall be set forth in a tax option obtained by the Company which will be satisfactory to Service Provider’s advisors. However, in the event that VAT payment shall apply to the payments in connection with this Agreement, the Company shall add and pay VAT to such payments paid to Service Provider.

2.6.	It is hereby agreed that an absence by Service Provider of 22 working days per year shall not deemed a breach of this Agreement.

3.	Indemnification

3.1.	Service Provider is an independent contractor and shall not represent himself to be an agent, employee or partner of the Company except to the extent expressly authorized in writing by the Management. Management hereby authorizes the Service Provider to present himself as the COO of the Company. Nothing in this Agreement shall be interpreted or construed as creating or establishing any partnership, joint venture, employment relationship, franchise or agency or any other similar relationship between the Company and Service Provider or anyone on his behalf and neither Party shall be held liable for the debts or obligations of the other Party.

3.2.	Service Provider hereby undertakes to indemnify, defend, hold harmless and reimburse the Company, its officers, agents, employees, representatives, successors and assigns against any claim, liability, loss and expense, including reasonable attorneys fees, arising from any suit, cause of action, demand or claim brought by any person or entity (including related costs and expenses) due to taxes, payment or withholding, wages, premiums, contributions social security payments, pension payments, employee benefits, health insurance and any other such payments resulting from any payment made by the Company to Service Provider under this Agreement, or otherwise in connection herewith.

3.3.	Without derogating from the above, in the event that, notwithstanding the Parties’ undertakings hereunder, the Service Provider shall claim, or a court of competent jurisdiction shall determine, the existence of employer-employee relationship between the Service Provider and the Company, then the following provisions shall apply: (i) the Service Provider’s monthly salary for such claimed or determined period of employer-employee relationship shall be equal to 70% (seventy percent) of the sum of the Fee due to the Service Provider as consideration for the Services hereunder; and (ii) such monthly salary shall be deemed to constitute all of the Company’s liabilities and obligations towards the Service Provider, of any source or origin, with respect to and in connection with said employer-employee relationship, except for such rights with respect to which global compensation may not be determined pursuant to applicable law; The Company shall be entitled to set-off any amount due to it pursuant to this Section 3.3 from any amount due to Service Provider pursuant to this Agreement and other than this specific instance, the Company shall not be allowed to set off any payment due to Service Provider.

4.	Term; Termination; Engagement as an employee

4.1.	This Agreement shall commence on January 4, 2021 (the “Effective Date”), and shall be in effect until terminated by either Party by a written notice to the other Party 60 days in advance. Notwithstanding anything to the contrary herein, a Party may not, and undertakes not to, during a period commencing on the Effective Date and ending four (4) months thereafter, provide the other Party with any notice of termination such that the minimum term of this Agreement shall be no less than six (6) months.

4.2.	Notwithstanding Section 4.1 above, Company may further terminate this Agreement by a written notice to Service Provider having immediate effect upon events that would deprive an employee (under Israeli law) from being entitled to termination compensation (pitzuei piturin).

4.3.	Without derogating from either Party’s right to terminate this Agreement and the engagement between the Parties as set forth in Sections 4.1-4.2 above, the Parties represent that, subject to the discretion of the Company and the satisfaction of the Management from the quality of the Services performed within the term of this Agreement, it is the Parties intention that in the future, Service Provider shall provide his services to the Company (and/or to an affiliated entity of the Company) as an employee of an affiliated entity of the Company pursuant substantially to the terms set forth in Exhibit B attached hereto. Upon commencement of the employment of the Services Provider by an affiliated entity of the Company: (i) this Agreement shall be immediately terminated; and (ii) the vesting of the options to purchase shares and tokens set forth in Exhibit A shall continue for as long as the Services Provider provides his services to the Company (and/or to an affiliated entity of the Company) under such employment agreement. For the avoidance of doubt, the termination of this Agreement for the purpose of provision of the Service as an employee as set forth above, shall not terminate or derogate from any Fee that Service Provider is entitled to hereunder (including the options to purchase tokens and the options to purchase shares). Notwithstanding anything to the contrary, to the extent that Service Provider and the Company shall not enter into an employment agreement by June 30, 2021, Service Provider shall be entitled to the Employment Tokens and the Employment Option Shares (as such terms are defined in Exhibit B hereto) in accordance with the terms described therein.

5.	Confidentiality

While serving as a Service Provider of the Company, Service Provider may obtain knowledge or private information belonging to, or possessed or used by, the Company and its business. This knowledge or information may include, but is not limited to, knowledge or information in the form of proprietary, confidential or trade secret processes, lists, plans, materials, formulas, and the like relating to the Company’s business, products, customers and other activities (the “Proprietary Information”). Service Provider agrees to treat such knowledge or information as confidential. Service Provider agrees that he will not, without the prior written consent of the Company, at any time during the term of this Agreement or thereafter, directly or indirectly reveal, furnish or make known to any person, or use for Service Provider’s benefit or the benefit of others, any Proprietary Information of the Company, disclosed to, learned of, developed, or otherwise acquired by Service Provider while performing the Services for the Company. Notwithstanding the foregoing, Service Provider shall not be obligated to maintain the confidentiality of the Proprietary Information which: (i) is or becomes a matter of public knowledge through no fault of or breach of this Agreement by the Service Provider; (ii) is authorized, in writing, by the Company for release; (iii) was lawfully in the Service Provider’s possession before receipt from the Company, as evidenced by Service Provider through written documentation; or (iv) is lawfully received by Service Provider from a third party without a duty of confidentiality. Service Provider shall protect the Proprietary Information by using the same degree of care, but no less than a reasonable degree of care, typically afforded to such confidential information. No license under any trademark, patent, copyright or other intellectual property right is either granted or implied by the disclosing of Proprietary Information by the Company to Service Provider.

6.	Ownership of Work Product

Service Provider agrees that all inventions, data, works, discoveries, moral rights, designs, technology and improvements (whether or not protectable by a patent or a copyright) (“Inventions”) related to the business of the Company, which are conceived of, made, reduced to practice, created, written, designed or developed, authored or made by Service Provider, alone or in combination with others, which (i) are created or generated during, and in connection with, the performance of the Services, (ii) arise under or relate to this Agreement or the Services, or (iii) result from the Proprietary Information, shall be the sole and exclusive property of the Company. The Inventions are to be promptly reported to the Company but otherwise maintained in confidence by Service Provider. All works authored by Service Provider under this Agreement shall be deemed “works made for hire”. Service Provider hereby assigns to the Company all Inventions and any and all related patents, copyrights, trademarks, trade names, and other industrial and intellectual property rights and applications therefor, and appoints any officer of the Company as its duly authorized agent to execute, file, prosecute and protect the same before any government agency, court or authority. Service Provider agrees to cooperate fully with the Company and its nominees to obtain patents or register copyrights or trademarks in any and all countries for these Inventions, and to execute all papers for use in applying for and obtaining such protection thereon as the Company may desire, together with assignments thereof to confirm the Company’s ownership thereof, all at the Company’s expense. In the event that pursuant to any applicable law Service Provider retains any rights in and to any of the Inventions that cannot be assigned to the Company, Service Provider hereby unconditionally and irrevocably waives any right, claim or demand with respect thereto (including without limitation for any compensation, royalty or reward, or the enforcement of all such rights), and all claims and causes of action of any kind with respect to any of the foregoing, and agrees, at the request and expense of the Company, to consent to and join in any action to enforce such rights and to procure a waiver of such rights from the holders of such rights, if any.

7.	Non-Competition and Non-Solicitation

(a)	During the term of this Agreement and for three (3) months following actual termination thereof: Service Provider agrees that he shall not enter into any agreements or understandings and/or perform any services for any third party which competes with the Company or the Company’s business, without the express written permission of the Company; and

(b)	During the term of this Agreement and for six (6) months following actual termination thereof, Service Provider will not entice or solicit to employ, or employ, directly or indirectly, any individual employed by the Company, and shall not entice or solicit any of the Company’s clients to engage with it in a way that shall compete with the Company, without the express written permission of the Company.

8.	Notices

All notices and other communications required or permitted to be given or sent hereunder shall be given in writing and shall be deemed to have been sufficiently given or delivered for all purposes if mailed by registered mail, sent by fax, sent by e-mail or delivered by hand to the respective addresses set forth above until otherwise directed. All notices shall be deemed to have been received: (i) within three (3) business days following the date upon which it was deposit for registered mail; (ii) within one (1) business day after it was transmitted by fax or e-mail and confirmation of transmission has been obtained; and (iii) if delivered by hand, it shall be deemed to have been received at the time of actual receipt.

9.	Governing Law; Resolution of Disputes.

9.1.	This Agreement shall be exclusively governed by and construed in accordance with the laws of the Gibraltar.

9.2.	In the event of a dispute between Service Provider and the Company arising out of, or relating to this Agreement, its interpretation or performance hereunder, the Parties shall exert their best efforts to resolve the dispute amicably through negotiations. If such dispute can not be resolved amicably after good faith attempts to do so, such disputes shall be resolved exclusively in the competent court in Gibraltar.

10.	Entire Agreement; Binding Effect

This Agreement constitutes the entire understanding of the Parties and as such supersedes any oral or written agreement previously executed by Service Provider and the Company. Service Provider may not assign or transfer, in whole or in part, this Agreement, or any of the rights, privileges or obligations specified herein. The Company may freely assign or transfer this Agreement, or any of the rights, privileges or obligations specified herein provided that Service Provider’s rights under this Agreement shall not be harmed, impaired or derogated whatsoever. Sections 3, 5, 6 , 7, 9 and 10 shall survive termination hereunder for any reason whatsoever (provided that Section 7 shall survive termination only during the period set forth therein). No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, will be effective unless in writing and signed by the party to be charged. No waiver by any party to this agreement of any breach of this Agreement shall be a waiver of any preceding or succeeding breach. No waiver by any party of this agreement of any right under this Agreement shall be construed as a waiver of any other right

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above-mentioned.

INX Limited		Service Provider

By:	Alan Silbert	Name:	Itai Avneri
Title:	Director

Exhibit A

The Services

Service Provider shall perform the following tasks assigned to it by the Management:

1.	Collaborate with the CEO/president in setting and driving organizational vision, operational strategy, and hiring needs;

2.	Translate strategy into actionable goals for performance and growth helping to implement organization-wide goal setting, performance management, and annual operating planning;

3.	Oversee company operations and employee productivity, building a highly inclusive culture ensuring team members thrive and organizational outcomes are met;

4.	Analyze internal operations and identify areas of process enhancement;

5.	Develop actionable business strategies and plans that ensure alignment with short-term and long-term objectives developed in tandem with the CEO;

6.	Maintain and build trusted relationships with key customers, clients, partners, and stakeholders.

7.	Promote Company’s interests and work to increase Company’s growth, in accordance with the instructions of the Management.

The Fee

As sole compensation for the Services, the Service Provider shall be entitled to the Fee below.

1.	Company shall pay to Service Provider: (i) for the period commencing on the Effective Date, and ending June 30, 2021 an amount of US$ 22,000 (exclusive of VAT, to the extent applicable, in accordance with the provisions of Section 2.5 of this Agreement) per each month; (ii) for the period commencing on July 1, 2021 and thereafter an amount of NIS 100,000 (exclusive of VAT, to the extent applicable, in accordance with the provisions of Section 2.5 of this Agreement) per each month.

2.	Annual Bonuses. Subject to the discretion of the Board of Directors of the Company and the discretion of the CEO of the Company, the Service Provider may be entitled to an annual bonus payment in the amount equal to 2-5 monthly payments (for Services) which were paid to Services Provider in the previous months following the payment of the bonus, which will be paid (if so decided by the Board of Directors and the CEO of the Company) within the first quarter of each calendar year within the term of this Agreement The Service Provider’s right to bonuses shall not be impaired from a transfer to an employment agreement in accordance with the terms of Section 4.3 of this Agreement during the term of this Agreement. Service Provider’s entitlement for bonus payment shall be subject to Service Provider’s achievement of certain milestones which shall be determined by the Management and approved by the Board of Directors of the Company.

3.	The Company shall grant to Service Provider 180,000 options to purchase an aggregate of 180,000 INX tokens issued by the Company, subject to the continuous engagement of the Service Provider with the Company in accordance with the vesting schedule set forth below (the “Tokens”).

The exercise price of the Tokens shall be US$ 0.09 (nine cents) per each Token. Service Provider shall be required to exercise the option within 12 months as of the end of the last vesting period set forth below otherwise the option shall lapse. However, upon termination of this Agreement for any reason (other than as a result of execution of an employment agreement by the Service Provider in accordance with the terms of Section 4.3 of this Agreement) the Service Provider shall be required to exercise the (then vested portion of the) option within 90 days as of the termination date of this Agreement otherwise the option shall lapse.

The Tokens shall be subject to the following vesting schedule of 3 years: subject to the continuous engagement of the Service Provider with the Company at such time (including as an employee in accordance with the terms of Section 4.3 of this Agreement), 1/12 of the Tokens shall vest at the end of each quarter within the term of this Agreement.

The Tokens shall be further subject to the terms and conditions determined by the Board of Directors of the Company and to the Company’s policies in connection with grant of tokens to officers, employees and service providers of the Company (including the execution of a token lock-up agreement by the Service Provider at the request of the Company for a lock up period similar to other executives in the Company in the same or similar level of Service Provider).

4.	Upon and subject to the adoption of a Share Ownership and Option Plan (as amended, the “Plan”) by the Company and the approval of the Board of Directors of the Company, the Company shall grant to Service Provider an option to purchase Ordinary Shares of the Company under the Plan (the “Option Shares”) as follows:

An option to purchase 269,640 Option Shares at a price of US$ 2.414 per share, subject to applicable law (the “Option”).

The Option shall be subject to the following vesting schedule of 4 years: subject to the continuous engagement of the Service Provider with the Company at such time (including as an employee in accordance with the terms of Section 4.3 of this Agreement), 1/4 of the Option Shares shall vest on the first anniversary of the Effective Date and 1/12 of the remaining unvested Option Shares shall vest at the end of each quarter thereafter within the term of this Agreement.

The Option shall be further subject to the terms of the Plan and the terms and conditions determined by the Board of Directors of the Company.

For clarity, the vesting schedules set forth above shall not derogate from either Party’s right to terminate this Agreement pursuant to the provisions of Section 4 of this Agreement.

The grant and the grant terms of the Tokens and the Option Shares (and the Employment Tokens and the Employment Option Shares, as defined in Exhibit B below) shall be further subject to the provisions of the tax opinion that the Company shall obtain from its tax advisors.

Exhibit B

Terms to be included in the contemplated employment agreement (the “Employment Agreement”)

Position:	Chief Operating Officer
Scope of Employment:	Full Time Position
Salary

Employing company shall pay to employee a monthly salary and other customary benefits due to employees pursuant to applicable law.

A monthly salary of NIS 100,000 (including payment in consideration for overtime work) and other customary benefits due to employees pursuant to applicable law with respect to said salary per month.

Annual Vacation Days	22 days per year.
Travel Expenses/ Business Class Travel:

Employee shall be entitled to travel and other expenses reimbursement, according to the employing company’s policies.

The employee shall be eligible to fly business class in case of flights with a duration of more than 4 hours.

Bonuses:	Subject to the discretion of the Board of Directors of the Company and the discretion of the CEO of the Company, the employee may be entitled to an annual bonus payment in the amount equal to 2-5 monthly salaries of the employee (based on the latest monthly salary), which will be paid (if so decided by the Board of Directors and the CEO of the Company) within the first quarter of each calendar year within the term of the Employment Agreement. Employee’s entitlement for bonus payment shall be subject to employee’s achievement of certain milestones which shall be determined by the Management and approved by the Board of Directors of the Company.
Notice Period:	90 days.

Option to Purchase Additional Tokens:

In addition to the Tokens granted under the Services Agreement (as set forth in Exhibit A above) upon the earlier of execution of the Employment Agreement; and (ii) June 30, 2021, the employee shall be entitled to purchase additional 180,000 Tokens (the “Employment Tokens”).

The exercise price of the Employment Tokens shall be US$ 0.09 (nine cents) per each Employment Token. Employee shall be required to exercise this option within 12 months as of the end of the vesting period set forth below, otherwise this option shall lapse. However, upon termination of the Employment Agreement for any reason, the employee shall be required to exercise the (then vested portion of the) Employment Tokens within 90 days as of the termination date of the Employment Agreement otherwise the option for Employment Tokens shall lapse.

The Employment Tokens shall be subject to the following vesting schedule of 3 years: subject to the continuous engagement of the employee under the Employment Agreement/this Agreement at such time, 1/12 of the Employment Tokens shall vest at the end of each quarter following the date of the Employment Tokens grant.

The Employment Tokens shall be further subject to the terms and conditions determined by the Board of Directors of the Company and to the Company’s policies in connection with grant of tokens to officers, employees and service providers of the Company (including the execution of a token lock-up agreement by the employee at the request of the Company).

Option to Purchase Additional Ordinary Shares:

In addition to the Option Shares granted under the Services Agreement (as set forth in Exhibit A above), upon the later of (and subject to the consummation of all such three conditions): (i) the earlier of execution of the Employment Agreement and June 30, 2021; (ii) the adoption of the Plan by the Company; and (iii) the approval of the Board of Directors of the Company, the Company shall grant to the employee an option to purchase Ordinary Shares of the Company under the Plan (the “Employment Option Shares”) as follows:

An option to purchase 269,640 Employment Option Shares at a price of US$ 2.414 per share, subject to applicable law (the “Employment Option”).

The Employment Option shall be subject to the following vesting schedule of 4 years: subject to the continuous engagement of the employee with the Company under the Employment Agreement at such time, 1/4 of the Employment Option Shares shall vest on the earlier of (i) the first anniversary of the Employment Agreement; and (ii) June 30, 2022, and 1/12 of the remaining unvested Employment Option Shares shall vest at the end of each quarter thereafter within the term of the Employment Agreement/this Agreement.

The Employment Option shall be further subject to the terms of the Plan and the terms and conditions determined by the Board of Directors of the Company.

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